Exhibit 17.2

From: Jim Segreto

Sent: Wednesday, July 15, 2020 8:11 PM

To: Chris Olivier; Arthur H. Baer

Cc: Art Drogue Contact; Jeff Mayer Contact; Igor Novgorodtsev; Eric McCarthey; Lawrence David Swift

Subject: Retiring

Chris & Art,

I am writing to inform you that I am retiring as Chief Financial Officer, Secretary and Treasurer of SPAR Group, Inc. (“SGRP”) and its subsidiaries, effective August 7, 2020. I remain committed to ensure a professional transition during this period.

As I am due six weeks of accrued but unused vacation, I will take this time following August 7th, making my last day on payroll Friday, September 18, 2020. I expect the Company to continue to honor and disperse the remainder of my 2019 bonus in accordance with the terms of the Delayed Payment Agreement, as amended, signed earlier this year.

As previously expressed, I can and will be available to provide transition assistance to my successor if desirable and appropriate for both parties.

I have been committed to SGRP for over 23 years and while this is a very difficult decision for me, I am confident I am leaving SGRP with an accomplished, professional and dedicated staff to support SGRP into the future. And I am equally confident and proud of my personal accomplishments and my steadfast commitment to all SGRP Stockholders during these most challenging times.

That being said, the reasons for my retirement should not be of any surprise to either of you and/or the other SGRP Board Members, as those reasons have been discussed at various times with both the Board and its Committees and have been well documented in SGRP’s various SEC disclosure statements ranging from the annual and quarterly reports on Form 10K-Q’s, and various 8K’s and the numerous 14 A & C filings of late.

Best regards,

Jim